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                                                 Filed by Delhaize America, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Delhaize America, Inc.
                                                     Commission File No. 1-15275


                             DELHAIZE AMERICA, INC.

                GENERAL MEETING OF SHAREHOLDERS ON APRIL 25, 2001

            [FREE TRANSLATION OF BELGIAN ADVERTISEMENT IN FRENCH]

Delhaize America, Inc. (NYSE: DZA, DZB) has called a Special Shareholders' Meeting to be held on Wednesday, April 25, 2001, to consider and vote upon the agreement for a statutory share exchange of Delhaize America, Inc shares for American Depositary Receipts (ADRs) or ordinary shares of Delhaize "Le Lion" ("Delhaize Group" - Euronext Brussels: DELB).

If the share exchange agreement is approved by the shareholders of Delhaize America at the Special Shareholders' Meeting, at the closing Delhaize Group will exchange each outstanding Class A and Class B share of Delhaize America not currently held by Delhaize Group for 0.4 shares of Delhaize Group. The public shareholders of Delhaize America will receive American Depositary Receipts
(ADRs) listed on the New York Stock Exchange unless they have elected to receive Delhaize Group ordinary shares.


HOW TO EXPRESS YOUR VOTE?

IF AS A SHAREHOLDER OF DELHAIZE AMERICA YOU WANT TO EXPRESS YOUR VOTE, it is important to contact your broker rapidly. The approval of the share exchange requires notably the affirmative vote of the outstanding shares of both the Delhaize America Class A and Class B common stock.



HOW TO EXPRESS YOUR CHOICE?

If the share exchange is approved, shareholders of Delhaize America who will not have elected to receive Delhaize Group ordinary shares will receive "American Depositary Receipts (ADR)" listed on the New York Stock Exchange and representing shares of Delhaize Group.

If you do not wish to receive ADRs but rather Delhaize Group ordinary shares listed in Brussels, IT IS ESSENTIAL TO EXPRESS YOUR CHOICE AS SOON AS POSSIBLE, by contacting your broker rapidly.

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If you have questions, or if you would like to obtain a copy of the information document that was sent to the registered shareholders of Delhaize America, Inc., please contact Delhaize Group by calling at +32.2.412.21.51.

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